Exhibit 99.2

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

References to the “Company,” “our,” “us” or “we” refer to Core AI Holdings, Inc. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the unaudited financial statements and the notes related thereto. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Corporate History

The Company was organized as a corporation under the laws of British Columbia, Canada, and maintains its registered and records office at 7404 King George Blvd., Suite 200, King’s Cross, Surrey, British Columbia V3W 1N6, Canada. The Company’s principal place of business is located at 25 SE 2nd Ave, Ste 550, Miami, FL 33131 and its telephone number is (514) 500-1181.

The Company was incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Company Act of British Columbia. On April 5, 1988, the Company changed its name to International Cruiseshipcenters Corp. On June 24, 1991, the Company changed its name to Riley Resources Ltd. Effective January 23, 1998, the Company consolidated its share capital on an eight-to-one basis and changed its name to International Riley Resources Ltd. Effective November 22, 2001, the Company consolidated its share capital on a five-to-one basis and changed its name to Wind River Resources Ltd. On January 3, 2008, the Company changed its name to Teslin River Resources Corp.

On July 24, 2015, Teslin River Resources Corp, completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which the Company acquired certain telecom operations of an Israel-based cellular technology company and changed its name to Siyata Mobile Inc. the Company acquired all of the issued and outstanding shares of Signifi Mobile Inc. (“Signifi”).

In March 2021, the Company acquired, through a wholly owned subsidiary formed by Signifi, all the outstanding units of Clear RF LLC.

The Company was initially registered with the TSXV under the symbol SIM. Its Common Shares were quoted on the OTCQX tier of the over-the-counter market maintained by OTC Markets Group, Inc., under the symbol SYATF from May 11, 2017 until September 25, 2020, at which time the Company’s Common Shares were listed only on the Nasdaq Capital Market.

On October 2, 2025, in contemplation of completion of the Merger (as hereinafter defined) the Company filed a Certificate of Change of Name with the Province of British Columbia, Canada, changing the Company’s name from Siyata Mobile Inc. to Core AI Holdings, Inc.

On October 3, 2025 the Company closed the merger (the “Merger”) contemplated by the Amended and Restated Merger Agreement (the “A&R Merger Agreement”) by and among the Company, Core Gaming, and Siyata Core Acquisition U.S., Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of the Company. Pursuant to the terms of the A&R Merger Agreement, in exchange for the outstanding shares of Core Gaming’s common stock, the Company issued an aggregate of 67,302,300 of its common shares, no par value per share, to the former shareholders of Core Gaming. The Company’s Common Shares are now listed for trading on the Nasdaq Capital Market under the trading symbol “CHAI.”

Pursuant to the A&R Merger Agreement, at closing of the Merger, the Company’s directors and Chief Executive Officer, Marc Seelenfreund, resigned and the Company’s board of directors appointed Aitan Zacharin, as Chief Executive Officer and new directors. Since closing of the Merger, the board of directors has consisted of Marc Seelenfreund, Aitan Zacharin, Luisa Ingargiola, Thomas Tarala, and Mordechai Stenge. Gerald Bernstein has continued to serve as our Interim Chief Financial Officer. The Company appointment Arie Goor as Chief Financial Officer on July 1, 2026.

In connection with the start of post-Merger trading of the Company’s Common Shares, on October 7, 2025, the Company effectuated the October 2025 Reverse Split, which implemented a 1 for 4 share consolidation of its authorized share capital, such that every 4 Common Shares, no par value, in the authorized share capital of the Company were consolidated into 1 Common Share.

The October 2025 Reverse Split was approved by the Company’s board of directors on August 22, 2025 and the Common Shares began trading on a Reverse Split-adjusted basis, when the market opened on October 7, 2025. The October 2025 Reverse Split was implemented intended to allow the Company’s Common Shares to trade at above the $4 minimum price required for issuers initially listing on the Nasdaq Capital Market.

Business of the Company after the Merger

Following the Merger and through December 29, 2025, the Company pursued two distinct businesses. (i) the historical business of the Company prior to the Merger, which was the development and sale of next-generation Push-To-Talk over cellular handsets and accessories (the “Siyata Business”); and (ii) the business of Core Gaming. which was the development and distribution of mobile applications (the “Core Gaming Business”).

The Legacy Siyata Business

Prior to the Merger, the Siyata Business was the sole business line of the Company. The Company, through its subsidiaries Siyata Mobile Israel Ltd., Signifi Mobile Inc., and Siyata PTT Incorporated was a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories.

On December 23, 2025, the Company entered into and closed a definitive stock purchase agreement (the “SPA”), between the Company, as the seller, and Marc Seelenfreund as the buyer effecting the Company’s divestment of Siyata Mobile Inc. and its subsidiaries (the “Divested Assets”). Mr. Seelenfreund was, prior to closing of the Merger on October 3, 2025, the Chief Executive Officer and a director of the Company and has continued and remains a director since that time. The board of directors approved the SPA on December 18, 2025, with the exception of Mr. Seelenfreund, who abstained from the vote. Following the Company’s divestiture of the Divested Assets, Mr. Seelenfreund does not hold any employee or executive position with the Company.

Under the terms of the SPA, Mr. Seelenfreund paid the Company initial consideration of $100,000 in cash, and Siyata PTT Incorporated, the Company through which he plans to conduct the Siyata Business will pay earn-out consideration consisting of three separate annual earn-out payments. Each earn-out payment will equal the greater of $200,000 or 2% of gross revenue generated by Siyata PTT Incorporated during each applicable earn-out period (each calendar year of 2026, 2027, and 2028), as reported in the audited annual financial statements of Siyata PTT Incorporated prepared in accordance with IFRS. On December 29, 2025, the Company divested the Legacy Siyata Business. This represents a completed strategic action to streamline operations and concentrate capital and resources on the Company’s core artificial intelligence initiatives related to the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generate revenue through the display of ads in the games. In addition, the Company is seeking to focus on becoming a global AI technology and infrastructure company by expanding its our business operations into the development of a next-generation, vertically integrated global network of high-performance computing (“HPC”) and artificial intelligence (“AI”) data centers.

The Core Gaming Business

Following the divestiture of its legacy business on December 29, 2025, the Company shifted its strategic and operational focus to the development and growth of its Core Gaming business. The Company creates entertaining games for millions of players worldwide, while empowering developers to deliver player-focused games to enthusiasts in over 140 countries. Powered by artificial intelligence (“AI”) tools and algorithms, The Company’s Core Gaming Business is focused on the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generate revenue through the display of ads in the games.

In June 2024, Core Gaming acquired its operating subsidiary, Newbyera, a Hong Kong limited company, through which we reach over 40 million active users worldwide every month and continue to fuel growth through creativity and innovation. Core Gaming’s apps have over 600 million downloads.

As part of Core AI’s strategic growth plan, we recently began to focus on leveraging Core Gaming’s AI expertise and AI-native infrastructure to enter the expanding market for HPC and AI data centers. We plan to enter this market primarily by entering into joint ventures and collaborations, where we will seek to combine our AI-native infrastructure and capital markets expertise with the joint venture partners experience in identifying, designing, building and operating data centers. During the first half of 2026, we have entered into four joint venture agreements and one memorandum of understanding for the development of HPC and AI data centers domestically and internationally. Upon completion, the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the joint venture for approval, nor has any financing commitment been secured.

We also intend to diversify our business by leveraging our AI-expertise to provide additional AI-related services such as AI-powered digital marketing and AI-driven media production.

On July 21, 2026, we started advancing our strategic positioning of HomeGPT as an AI-powered residential decision layer, expanding our platform’s role beyond home visualization to support planning, renovation and residential purchasing decisions.

Core Gaming’s mission is to become a leading casual mobile game developer and publisher. Our software, coupled with our deep industry knowledge and expertise and our focus on efficiency, has enabled us to rapidly scale a diversified portfolio of mobile games that we have developed and co-developed. To date we have launched more than 2,100 games into the market. We have created proprietary analytical software, in the form of our BI platform, that provides deep insight into the effectiveness of various marketing efforts for each title, enabling us to focus on those channels that are the most successful in reaching our target audience, in terms of both the distribution of games and the serving of ads. We believe that our algorithm-driven approach affords us a competitive advantage that has helped fuel our rapid growth.

Competition

The mobile gaming industry is extremely competitive globally, with many companies offering products and services similar to ours. The industry is highly fragmented and composed of companies ranging from small independent developers with limited resources to very large development companies with longer operating histories, greater financial, technical and marketing resources, and larger user bases than we have. Our primary competitors are other game developers, as well as companies that provide competing services to their customers, in particular, game publishing, including promotional activities. In addition, while the industry is experiencing significant growth, it continues to evolve and create new markets, which could lead to additional competition in the future. Successful execution of our strategy depends, in part, on our continued ability to attract and retain players in the markets where we are established and to expand the market for our games. Our continued success also depends on our ability to maintain our technological edge by continually refining our BI platform and offering new capabilities to developers and players.

Competitive Advantages

We believe that Core Gaming has a number of competitive advantages, first among them our track record of successfully launching and monetizing mobile games, which helps us to stand apart from competitors. Contributing to this track record are our high level of expertise in the mobile games ecosystem, our extensive relationships with third parties in the mobile game industry, and our proven ability to quickly expand into new markets and offerings. And underlying this success is our proprietary BI platform, with its unique algorithms and AI technologies that enable us to reach, with exceptional efficiency, a large number of target customers in diverse cultures and geographies for the many games we publish.

Our BI platform is a suite of AI marketing solutions that enables our marketing team to automate, optimize and manage our marketing efforts across different ad platforms and channels to increase the effectiveness of our efforts and the efficiency of our team, resulting in higher levels of monetization with lower levels of expenditure. Our marketing team leverages extensive data collected globally from our wide-ranging marketing activities to identify the types of users who are most likely to download and engage with particular types of games. Using the AI tools provided by the platform, the system enables our marketing team to generate content tailored to connect with users in different regions around the world. The team can set targeted returns, and the platform will monitor the data from different ad platforms to enable the team to run the marketing campaigns efficiently by assessing the campaigns’ effectiveness in real time, tweaking the approach automatically, and reaching the stated goals. In sum, AI is integral to our BI platform both in the analysis of our marketing campaigns in the generation of thousands of pictures and videos daily for ads, using less labor and producing faster and higher quality results.

Core Gaming helps its partners achieve user acquisition, cross-promotion, monetization and scalability. Core Gaming’s teams continue to innovate and develop cutting edge technology to keep our customers engaged through increased gamification and interactivity. In 2024, Core Gaming began rolling out AI tools that employ state of the art language, image and video models. Core Gaming’s AI-driven content generation streamlines mobile game production, reducing production time by over 40% compared to standard, non-AI driven production, and significantly enhances the final product. The technology has been well-received by content creators and influencers, as has been demonstrated by thousands of creators sharing AI-generated videos on various social media platforms like TikTok. We work with major mainstream distribution channels, advertising platforms, and data providers.

Core Gaming Business Model

We develop, co-develop and publish mobile gaming apps, distribute the games through our highly effective marketing efforts, and generate revenue by serving ads in the games.

Third-party game developers partner with us because of our expertise in marketing and monetizing apps. The advertisers who work with us seek to target the highly relevant users of apps in our diverse portfolio of apps. We display ads in the games in our portfolio and collect the related revenue, in the form of advertisement publishing fees, from various advertisement platforms, such as Applovin and Google. We serve advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads. Where a game was co-developed or was developed entirely by another developer, we share revenue from advertisements served in the game with such other party.

Employees

Through our operating subsidiary, Newbyera, we have a staff of 42 managing our operations by publishing apps, leveraging our BI platform, and coordinating with co-developers, among other things. Seven of these individuals are full time employees and 35 are independent contractors provided by Moremo, the former parent company of Newbyera, to which we pay a fee for those contractors and for the use of more than 100 others on an ad hoc basis pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera. Pursuant to this contract, Moremo provides labor dispatch services to Newbyera with respect to Chinese contract employees and in that regard (i) manages such employees’ recruitment, contracts, social insurance, housing provident funds, and payroll and (ii) pays the total employment costs (salaries, benefits, management fees) of such contract employees and ensures that the terms of their employment complies with local labor laws. The agreement provides that Moremo has the right to collect from Newbyera such contract employees’ compensation and related payments due to government entities and all employment-related fees. The contract had an initial five-year term which ended on April 30, 2026, and was automatically renewed for a new five-year period in accordance with its terms.

We rely on our highly skilled, technically trained and creative service providers with desirable skill sets, including game designers, engineers and project managers, to develop new technologies and create innovative games. Our goal is to attract and retain highly qualified and motivated providers directly or through Moremo.

Research and Development

Our research and design team has extensive expertise in creating new content and gameplay features, as well as proprietary tools and systems to enable the efficient design, development and implementation of new content and features. Continued investment in research and development is important to attaining our strategic objectives and meeting the evolving needs of our customers. To maintain our competitive edge, we focus on innovating new technologies, which we apply to new and existing games. We also develop and integrate into our products both open source and internal AI technologies as follows:

Text and Language Models

1)	Model Technology: We use state-of-the-art Transformer-based pre-trained language models (such as GPT-4) and domain-specific fine-tuned models.
2)	Applications and Features: These models excel at understanding user requirements and generating high-quality, diverse, multilingual content. Capabilities include creative copywriting, precise multilingual translations, asset ideation, and risk analysis. Our technology supports multilingual generation with outstanding performance in logical coherence, semantic depth, and stylistic control.
3)	Impact: Our AI-driven content generation streamlines asset production, reducing production time by over 40% and significantly enhancing creative output and efficiency.

Voice Models

1)	Model Technology: Our advanced in-house voice cloning and Text-to-Speech (“TTS”) models accurately replicate human voice characteristics, including tone, timbre, and emotion. Using high-fidelity voice cloning models like Cosy Voice and SoVits, we can transform any text into speech that matches any individual’s voice.
2)	Applications and Features: We offer personalized voice cloning services that require only minimal voice samples to generate high-quality, natural-sounding cloned voices. Our TTS models support multiple languages and voice options, catering to a variety of use cases.
3)	Impact: Our high-fidelity voice cloning preserves both vocal tone and emotional nuances, facilitating multilingual adaptations for film and media projects. For example, our partner LuckyShort utilizes our voice cloning and TTS technology for automated multilingual dubbing of short dramas, achieving a 50% boost in content production efficiency while significantly reducing labor costs.

Image Models

1)	Model Technology: We utilize Generative Adversarial Networks (GANs) and diffusion-based models (such as Stable Diffusion and Flux) to optimize artistic stylization and image generation.
2)	Applications and Features: Our models support various image transformation and generation styles, including artistic style transfer, anime conversion, and vintage filters. These models can generate high-resolution, high-quality images and offer customizable AI-generated portraits, memes, and more. Our technology is known for precise style control and attention to detail, supporting user-specific customization.
3)	Impact: The generated images achieve a high standard of artistic and visual authenticity, widely used in game design, social media content, and advertising. Our models provide users with innovative ways to create visual assets, sparking new creative ideas.

Video Models

1)	Model Technology: Our video generation technology is built on diffusion models optimized for temporal consistency and neural rendering techniques (such as Video Diffusion and Deforum). By integrating cutting-edge models like Vidu and Kling, we enable video style transfer and text/image-to-video generation
2)	Applications and Features: We support transforming video content into animated, stylized versions and generating dynamic video content from text or images. Our models address challenges related to temporal consistency and smooth detail transitions, making them ideal for film production and creative short videos.
3)	Impact: The generated videos are diverse in style, fluid in motion, and rich in detail. This technology has been well-received by content creators and influencers, with thousands of creators sharing AI-generated videos on platforms like TikTok.

Data Center Business

As part of Core AI’s strategic growth plan, we recently began to focus on leveraging Core Gaming’s AI expertise and AI-native infrastructure to enter the expanding market for HPC and AI data centers. Our goal is to develop a network of a next-generation, vertically integrated global network of HPC and AI data centers. The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, power and cooling and storage systems, ensuring seamless and secure data operation.

We intend to primarily rely on joint ventures and similar collaborations with third parties to identify and potential development sites, and design, build and operate HPC and AI data centers domestically and internationally. In these joint ventures and collaborations, we will seek to combine Core Gaming’s AI expertise and AI-native infrastructure and our capital markets expertise with the experience of our joint venture partners in identifying development sites and designing, building and operating data centers. During the first half of 2026, we have entered into four joint venture agreements for the development of HPC and AI data centers domestically and internationally in their respective market sectors and a memorandum of understanding with CSPM Resources SDN BHD to pursue data center development opportunities in Malaysia. In general, each of these collaborations provide that in each data center project mutually agreed upon, our partner will be responsible for presenting potential projects and approved projects, with Core Holdings using its commercially reasonable best efforts to secure financing for the projects. The collaborations will be 50/50 joint ventures, with our equity interest in the project subject to increase up to 80% depending on the amount of financing capital we are able to secure and contribute to the project. Upon completion, we expect that the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the respective joint ventures for approval, not has any financing commitment been secured. Accordingly, there can be no assurance that our joint venture arrangements will lead to the successful development of any domestic or international data centers or that the Company will be successful in implementing its business plan.

Organizational Structure

Our subsidiaries as of June 30, 2026 are as follows:

Name of Subsidiary	Principal Activities	Ownership
Core Gaming Inc.	Holding company established in the State of Delaware	100% owned by the Company
Newbyera Technology Limited	Gaming and AI operations company established in Hong Kong	100% owned by Core Gaming Inc.

Property, Plant and Equipment

Our existing facilities provided by Moremo are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

Key Components of Results of Operations

Revenue

Our revenue consisted entirely of advertisement publishing fees from various advertisement platforms, such as Applovin and Google. We display advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads.

Cost of Providing Services

Our cost of revenues consists of the costs directly related to the delivery of our services, primarily advertisement promotion fees paid to various platforms and agencies to promote our mobile games to end users, and technology service costs, which consists of the amounts that we pay to game developers as part of our fee and revenue- sharing arrangements when we co-develop games with them.

General and Administrative Expenses

General and administrative expenses consist primarily of the (1) administrative service fees paid to Moremo for back office services such as bookkeeping and rent, as well as certain technology services, pursuant to an Outsourcing Service Contract dated as of April 30, 2021, between Newbyera and Moremo, which provides integrated services including financial management (general ledger, accounts payable, payroll), legal support, procurement, human resources administration, and technical assistance. The Outsourcing Services Contact has a term of five years ending on April 30, 2026 and has been renewed for another five years ending April 30, 2031.   And (2) compensation for its management and administrative personnel.

Allowance for credit losses

Net impairment losses on financial and contract assets is a provision for doubtful accounts receivable. The Company considers the probability of default upon initial recognition of assets, and evaluates whether there has been a significant increase in credit risk, on an ongoing basis throughout each reporting period.

Results of Operations

For the three and six months ended June 30, 2026 and 2025

The following table summarizes our results of operations for the periods presented. The results below are not necessarily indicative of results to be expected for future periods.

	For the Three Months Ended June 30,		Variance Amount	Variance %
	2026	2025
	USD	USD
	(Unaudited)	(Unaudited)
Revenue	22,353,654	14,344,630	8,009,024	56%
Cost of providing services	(22,364,682)	(14,741,814)	(7,622,868)	52%

Gross profit	(11,028)	(397,184)	386,156	-97%

General and administrative expenses	(1,614,924)	(265,043)	(1,349,881)	509%
Allowance for credit loss	(22,455)	(138,293)	115,838	-84%
Total operating expenses	(1,637,379)	(403,336)	(1,234,043)	306%

Operating loss	(1,648,407)	(800,520)	(847,887)	106%

Foreign exchange (loss)gain	(43,610)	28,939	(72,549)	-251%
Other income, net	67,795	13,227	54,568	413%
Total other income, net	24,185	42,166	(17,981)	-43%
Loss before income tax	(1,624,222)	(758,354)	(865,868)	114%

Income tax expenses	-	-	-	0%

Net loss for the period, net of tax	(1,624,222)	(758,354)	(865,868)	114%

	For the Six Months Ended June 30,		Variance Amount	Variance %
	2026	2025
	USD	USD
	(Unaudited)	(Unaudited)
Revenue	26,122,190	28,854,393	(2,732,203)	-9%
Cost of providing services	(29,205,096)	(29,479,919)	274,823	-1%

Gross profit	(3,082,906)	(625,526)	(2,457,380)	393%

General and administrative expenses	(1,902,214)	(463,876)	(1,438,338)	310%
Allowance for credit loss	(257,166)	178,221	(435,387)	-244%
Total operating expenses	(2,159,380)	(285,655)	(1,873,725)	656%

Operating loss	(5,242,286)	(911,181)	(4,331,105)	475%

Foreign exchange (loss)gain	(86,593)	136	(86,729)	-63,771%
Other income, net	76,094	52,434	23,660	0%
Total other income(expense), net	(10,499)	52,570	(63,069)	-120%
Loss before income tax	(5,252,785)	(858,611)	(4,394,174)	512%

Income tax expenses	-	-	-	0%

Net loss for the period, net of tax	(5,252,785)	(858,611)	(4,394,174)	512%

Three and Six Months Ended June 30, 2026 Compared to Three and Six Months Ended June 30, 2025

Revenue

Revenue was $22.4 million for the three months ended June 30, 2026, compared to $14.3 million for the three months ended June 30, 2025, representing an increase of $8.0 million, or 56%. The increase was primarily attributable to higher advertising revenue generated from the Company’s mobile games as the Company increased advertising and user acquisition activities during the second quarter of 2026 following the optimization of its advertising placements and marketing strategies during the first quarter of 2026.

For the six months ended June 30, 2026, revenue was $26.1 million, compared to $28.9 million for the six months ended June 30, 2025, representing a decrease of $2.7 million, or 9%. The decrease was primarily attributable to lower revenue during the first quarter of 2026, when the Company reduced its advertising and user acquisition spending in response to increased customer acquisition costs and discontinued certain advertising placements that did not meet the Company’s targeted return on investment. The impact of the lower revenue during the first quarter was partially offset by the significant increase in revenue during the second quarter of 2026 as the Company increased advertising activities following adjustments to its advertising and user acquisition strategies.

Costs of Providing Services

Cost of providing services was $22.4 million for the three months ended June 30, 2026, compared to $14.7 million for the three months ended June 30, 2025, representing an increase of $7.6 million, or 52%. The increase was primarily attributable to higher advertising placement costs associated with the increased advertising and user acquisition activities during the second quarter of 2026, generally consistent with the increase in revenue during the period.

For the six months ended June 30, 2026, cost of providing services was $29.2 million, compared to $29.5 million for the six months ended June 30, 2025, representing a decrease of $0.3 million, or 1%. Advertising placement costs represented the substantial majority of the Company’s cost of providing services during the period. Although the Company reduced its advertising and user acquisition activities during the first quarter of 2026 in response to higher customer acquisition costs and lower returns on certain advertising placements, such activities increased significantly during the second quarter of 2026. As a result, cost of providing services for the six-month period remained relatively consistent with the corresponding period in 2025 despite the decrease in revenue.

Gross Loss

Gross loss was $11,028 for the three months ended June 30, 2026, compared to $397,184 for the three months ended June 30, 2025, representing a decrease in gross loss of $386,156, or 97%. Gross margin approaches to breakeven for the three months ended June 30, 2026 as compared to negative 2.8% for the corresponding period in 2025. The improvement was primarily attributable to optimization of the Company’s advertising and user acquisition strategies, as revenue increased at a higher rate than the related cost of providing services during the period.

For the six months ended June 30, 2026, gross loss was $3.1 million, compared to $0.6 million for the six months ended June 30, 2025. Gross margin decreased to negative 11.8% from negative 2.2% for the corresponding period in 2025. The increase in gross loss was primarily attributable to the lower gross margin experienced during the first quarter of 2026, resulting from the temporary increase in customer acquisition costs for certain in-app advertising activities, as previously discussed. The adverse impact during the first quarter of 2026 was substantially offset by improved operating performance during the second quarter of 2026, during which the Company’s gross loss narrowed to approximately $11,000.

The improvement in gross margin during the second quarter of 2026, together with the 56% year-over-year increase in revenue, reflects the continued improvement in the Company’s operating performance. Based on the current trend, management believes that the Company is making progress toward achieving a positive gross margin as it continues to optimize its advertising and user acquisition strategies.

General and Administrative Expenses

General and administrative expenses were $1.6 million for the three months ended June 30, 2026, compared to $0.3 million for the three months ended June 30, 2025, representing an increase of $1.3 million, or 509%. The increase was primarily attributable to higher compensation expenses and other general and administrative expenses incurred during the period. Specifically, compensation expenses increased by approximately $0.6 million, primarily due to increased administrative headcount and higher salaries. Other general and administrative expenses increased by approximately $0.6 million, primarily attributable to higher professional service fees, including accounting, audit, consulting and other advisory fees due to the issuance of pre-funded warrants and common shares incurred during the period.

For the six months ended June 30, 2026, general and administrative expenses were $1.9 million, compared to $0.5 million for the six months ended June 30, 2025, representing an increase of $1.4 million, or 310%. Compensation expenses for the six months ended June 30, 2026 were approximately $0.8 million, representing an increase of approximately $0.6 million from the corresponding period in 2025, primarily due to increased administrative headcount and higher salaries. Other general and administrative expenses were approximately $1.1million for the six months ended June 30, 2026, representing an increase of approximately $0.8 million from the corresponding period in 2025. The increase was primarily attributable to approximately $0.6 million of additional professional service fees related to accounting, audit, consulting and other corporate services due to the issuance of pre-funded warrants and common shares, approximately $0.2 million insurance fees

Allowance for credit loss Allowance for credit loss were $22,455 for the three months ended June 30, 2026, compared to $138,293 for the three months ended June 30, 2025, representing a decrease of $115,838, or 84%. The decrease was primarily attributable to lower expected credit losses recognized on trade receivables and contract assets during the period.

For the six months ended June 30, 2026, the Company recognized net impairment losses on financial and contract assets of $257,166, compared to a reversal of impairment losses of $178,221 for the six months ended June 30, 2025, representing an adverse change of $435,387. The change was primarily attributable to an increase in the balance of receivables subject to expected credit loss.

Other Income (Expenses), Net

Other income (expenses), net, was not significant for the three and six months ended June 30, 2026 and 2025. For the three months ended June 30, 2026, the Company recorded net other income of $24,185, compared to net other income of $42,166 for the corresponding period in 2025.

For the six months ended June 30, 2026, the Company recorded net other expenses of $10,499 , compared to net other income of $52,570 for the corresponding period in 2025. Other income (expenses), net, primarily consisted of foreign exchange (loss) gain, interest income, interest expense, other expenses and finance costs.

Net Loss

As a result of the factors discussed above, our net loss was $1.6 million for the three months ended June 30, 2026, compared to $0.8 million for the three months ended June 30, 2025.

For the six months ended June 30, 2026, our net loss was $5.3 million, compared to $0.9 million for the six months ended June 30, 2025. The increase in net loss was primarily attributable to the factors discussed above.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $12.0 million, which consisted of cash in banks and highly liquid investments with original maturities of three months or less. Our working capital as of June 30, 2026 was approximately $1.9 million. Historically, we have funded our operations, including capital expenditures, primarily through cash flow from operating activities, borrowings from related parties, and equity financing. We believe that our existing cash and cash equivalents, the cash generated from operations, and ATM facility are sufficient to fund our operations and capital expenditure requirements for at least the next 12 months.

These financial statements do not include any adjustment relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, such the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel or technologies., or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue additional equity or debt securities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

	For the Six months ended June 30,
	2026	2025

Net cash provided by (used in) operating activities	$5,451,224	$(2,423,005)
Net cash provided by (used in) investing activities	-	-
Net cash provided by financing activities	4,625,538	-
Change in cash and cash equivalents	10,104,216	(2,378,881)
Cash and cash equivalents, beginning of year	1,931,174	5,559,276
Cash and cash equivalents, end of year	$12,035,390	$3,180,395

Operating Activities

Net cash provided by operating activities was $5.5 million for the six months ended June 30, 2026, compared to net cash used in operating activities of $2.4 million for the six months ended June 30, 2025.

For the six months ended June 30, 2026, net cash provided by operating activities primarily reflected our net loss of $5.3 million, adjusted for non-cash items, and changes in operating assets and liabilities. The principal sources of operating cash flow included a $12.1 million increase in accounts and other payables and a $1.0 million decrease in other receivables. These cash inflows were partially offset by a $4.1 million increase in accounts receivable and a $1.3 million increase in prepayments.

For the six months ended June 30, 2025, net cash used in operating activities was $2.4 million, primarily reflecting our net loss of $0.9 million and changes in operating assets and liabilities, including a $3.5 million decrease in accounts and other payables, partially offset by a $1.9 million decrease in other receivables.

Investing Activities

There were no material cash flows from investing activities during either the six months ended June 30, 2026 or 2025.

Financing Activities

Net cash provided by financing activities was $4.6 million for the six months ended June 30, 2026, compared to no cash provided by or used in financing activities for the six months ended June 30, 2025. The cash inflow during the six months ended June 30, 2026 was attributable to capital contributions from shareholders through a private placement.

As a result of the operating and financing activities described above, together with the effect of exchange rate changes on cash and cash equivalents, cash and cash equivalents increased by $10.1 million during the six months ended June 30, 2026, from $1.9 million as of December 31, 2025 to $12.0 million as of June 30, 2026.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates:

Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability or equity on the basis of the guidance in ASC 480 and other applicable U.S. GAAP (e.g., ASC 815-40). Contingent consideration classified as equity is not remeasured, and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date, with changes in fair value recognized in earnings, unless the arrangement qualifies for recognition in other comprehensive income under the hedge accounting guidance in ASC 815.

Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

Going concern – As disclosed in Note 1 to the consolidated financial statements.